UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14229

QUIKSILVER, INC.

(Exact name of registrant as specified in its charter)

5600 Argosy Circle, #100

Huntington Beach, CA 92649

(714) 889-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value

10.000% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*Pursuant to the Third Amended Joint Chapter 11 Plan of Reorganization of Quiksilver, Inc. (the “Company”) and Its Affiliated Debtors and Debtors in Possession (the “Plan”), which was filed pursuant to Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), and which, pursuant to chapter 11 of the Bankruptcy Code, was confirmed by an order, entered January 29, 2016 by the United States Bankruptcy Court for the District of Delaware, all previously issued common stock of the Company was discharged, cancelled, released and extinguished and the 10.000% Senior Notes due 2020 of the Company were discharged and cancelled, in each case, as of the February 11, 2016 effective date of the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Quiksilver, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2016	QUIKSILVER, INC.

	By:	/s/ Thomas Chambolle
	Name:	Thomas Chambolle
	Title:	Chief Financial Officer